UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

     (Check One): |_|Form 10-K  |_|Form 20-F  |_|Form 11-K  |X|Form 10-Q
                  |_|Form N-SAR

                  For Period Ended: March 31, 2000
                  |_| Transition Report on Form 10-K
                  |_| Transition Report on Form 20-F
                  |_| Transition Report on Form 11-K
                  |_|Transition Report on Form 10-Q
                  |_| Transition Report on Form N-SAR

                                 For the Transition Period Ended: ______________

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Moto Guzzi Corporation

Former Name if Applicable: North Atlantic Acquisition Corp.

Address of Principal Executive Office (Street and Number): 445 Park Avenue

City, State and Zip Code: New York, New York 10022

PART II - RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In January 2000, Trident Rowan Group, Inc. the ultimate Parent company of the Company engaged Banca di Intermediazione Mobiliare IMI S.p.A., a leading Italian investment bank, to pursue strategic alternatives to enhance shareholder value in its shareholding in Moto Guzzi Corporation and on April 14, 2000 the Company entered into a Preliminary Share Sale and Purchase Agreement with Aprilia S.p.A. providing for the sale of the Company's four operating subsidiaries: (i) Motto Guzzi, S.p.A., (ii) MGI Motorcycle GmbH, (iii) Moto Guzzi North America Inc., and (iv) Moto Guzzi France S.a.r.l. This potential sale has necessitated significant time involvement of the financial staff of the Company resulting in delays in completion of quarter end accounting procedures.

PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

                  Mark S. Hauser         212                 644-4441
                  (Name)             (Area Code)        (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify reports(s).

                                                                  Yes |_| No |X|

            The Registrant's Form 10-K/A containing Part III information which was required to be filed within 120 days of the Registrant's fiscal year end has not yet been filed, but is expected to be filed on or before May 19, 2000.

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                                                  Yes |X| No |_|

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the of the results cannot be made.

            The March 5, 1999 merger of Moto Guzzi Corp. and North Atlantic Acquisition Corp. has been accounted for as a reverse acquisition by Moto Guzzi Corp. and, accordingly, the results reported in the quarter ended and March 31, 1999 are those of Moto Guzzi Corp. and not those of North Atlantic Acquisition Corp., a non-operating company formed only for the purpose of acquiring or merging with an operating business.

            The results of operations for the quarter ended March 31, 2000 compared to the quarter ended March 31, 1999 reflect the following significant changes:

      Net sales for the three months ended March 31, 2000 increased by Lit. 2.5 billion or 14.2% to Lit. 20.1 billion from Lit. 17.6 billion for the comparative period in 1999, principally due to a more favorable sales mix and to an increase of 3.0% in unit sales to 1,254 in 2000 from 1,218 in 1998. The favorable effect of sales mix was principally derived from sales of the Company's V-11 Sport model, which was introduced in Europe in September 1999 and in the U.S. in February 2000.

      Gross margins increased to Lit. 1.8 billion or 9.1% in 2000 from Lit. 0.1 billion or 0.7% in 1999. The increase is principally due to price increases of 3-6% made from the beginning of 2000 and to the more favorable product mix.

      Sales and gross margin in the first quarter of both 2000 were also significantly affected by disruption in the supply of components due to liquidity difficulties. Seasonal demand for the Company's products is typically highest from March to May and the Company was not able to meet demand in either 2000 or 1999 in this period.

      Selling, general and administrative expenses decreased by 1.3% to Lit. 3.9 billion in 2000 compared to 1999. Expenses at Moto Guzzi North America Inc. increased by Lit. 0.5 billion or 76.9% due to expense related to a more aggressive approach in advertising products and motivating sales. Italy and corporate costs decreased Lit 0.6 billion or 20.2% reflecting reduced administrative personnel and a strict control of costs.

      Research and development expenditure was limited due to financial constraints to Lit. 0.3 billion.

      Interest expense increased from Lit. 1.1 billion in 1999 to Lit. 1.2 billion in 2000 principally as a result of a Lit. 0.3 billion non cash charge for amortization of a warrant to purchase shares issued in 1999 in respect of ongoing parent company financing which offset lower cash interest from lower levels of advances from banks in 2000 compared to 1999.

      As a result of the above factors, net loss for the three months ended March 31, 2000 decreased to Lit. 3.7 billion for compared to Lit. 5.3 billion for the three months ended March 31, 1999.

                                     MOTO GUZZI CORPORATION
                         ---------------------------------------------
                          (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     May 16, 2000                     By: /s/ Nick Speyer
    --------------------------                -------------------------------
                                              Nick Speyer
                                              Chief Financial Officer